UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                               File No. 333-7686

                             REGISTRATION STATEMENT
                                    FORM S-2

                        Under The Securities Act of 1933
   As filed with the Securities and Exchange Commission on September 15, 1998

                            PRO-FAC COOPERATIVE, INC.
             (Exact name of registrant as specified in its charter)

            NEW YORK                                      16-6036816
(State or other jurisdiction of
 incorporation or organization)                (IRS Employer Identification No.)

                                                      Copy to:

STEPHEN R. WRIGHT, GENERAL MANAGER                    CATHERINE A. KING, ESQ.
Pro-Fac Cooperative, Inc.                             Harris Beach & Wilcox, LLP
90 Linden Oaks                                        130 East Main Street
Rochester, New York 14625                             Rochester, New York 14604
(716) 383-1850                                        (716) 232-4440

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [x]

If the registrant elects to deliver its latest annual report to security holders or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective
registration   statement   for  the  same  offering.  [  ]

If this Form is a post-effective amendment filed pursuant to rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                                            Proposed Maximum
  Title of Each Class of                 Amount Being      Aggregate Offering           Proposed  Maximum            Amount of
Securities Being Registered               Registered         Price Per Unit          Aggregate Offering Price    Registration Fee*
Retains                                   $7,000,000             100%                      $7,000,000                 $2,121
Class A Cumulative  Preferred Stock**
Total                                                                                                                 $2,121

*    As permitted by Rule 429(a), the Prospectus included herein also relates to 581,564  shares of Common Stock (as to which a filing fee of $1,338.65 was paid) covered by Registration Statement No. 33-60273.

**   Representing Class A Cumulative  Preferred  Stock  issuable at maturity of Retains.  No  additional  fee is required  pursuant to Rule  457(i).

PRIOR  REGISTRATION  - RULE 429

As permitted  by Rule 429(a),  the  Prospectus  included  herein also relates to
Registration   Statement  No.  33-60273.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay the effective date of this Registration Statement until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall have become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

PROSPECTUS
                 SUBJECT TO COMPLETION, DATED September 15, 1998
                            PRO-FAC COOPERATIVE, INC.

                         581,564 Shares of Common Stock

                               $7,545,000 Retains



Pro-Fac Cooperative, Inc. ("Pro-Fac") is a New York cooperative corporation with capital stock which markets the agricultural products grown by its members, all of whom are its common shareholders, through Agrilink Foods, Inc., a food processing corporation which is a wholly-owned subsidiary of Pro-Fac. This Prospectus pertains to common stock, the allocation by Pro-Fac to its members of certain credits representing payments by Pro-Fac for crops purchased, denominated "retains," and to the issuance by Pro-Fac of its Class A Cumulative Preferred Stock ("the Cumulative Preferred Stock") to members and other persons holding such retains. The Cumulative Preferred Stock is traded on the Nasdaq National Market System under the symbol "PFACP."


           SEE THE SECTION OF THIS PROSPECTUS ENTITLED "RISK FACTORS,"
               WHICH BEGINS ON PAGE 4, FOR CERTAIN SPECIAL FACTORS
                           RELATING TO THIS OFFERING.

               NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR
                 ANY STATE SECURITIES COMMISSION HAS APPROVED OR
                 DISAPPROVED OF THESE SECURITIES OR PASSED UPON
                  THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                                         Underwriting
                                       Price to         Discounts and           Proceeds to
                                        Public         Commissions (1)           Issuer (2)
                                      -----------      ---------------          -----------

Common Stock           Per Share      $     5.00             0.0                $     5.00
                       Total:         $2,907,820                                $2,907,820

Retains                Per Unit:             100%            0.0                       100%
                       Total:         $7,545,000             0.0                $7,545,000

(1) The securities described in this Prospectus are to be offered and distributed directly by the issuer through officers of Pro-Fac, without the use of any underwriter or dealer, and no discounts, commissions or other compensation are to be allowed or paid therefor.

(2) Before deducting expenses estimated at $29,621.

The date of this Prospectus is             , 1998.

Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                              AVAILABLE INFORMATION

Pro-Fac is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, DC and at its regional offices located at 7 World Trade Center (Suite 1300), New York, New York 10048 and at 500 West Madison Street (Suite 1400), Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth St., NW, Washington, DC 20549, at prescribed rates. Pro-Fac's Cumulative Preferred Stock is traded on the Nasdaq National Market. Reports and other information concerning Pro-Fac can be inspected at such exchange. Further, the Commission maintains a Web site at http://www.sec.gov that contains reports and other information regarding Pro-Fac.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

This Prospectus is accompanied by Pro-Fac's Annual Report on Form 10-K for the fiscal year ended June 27, 1998 which is incorporated by reference herein.

                             REPORTS TO SHAREHOLDERS

Pro-Fac furnishes annual reports to its members and shareholders on Form 10-K which contain audited financial statements.

                                TABLE OF CONTENTS

                                                                                                                               Page

Summary of Prospectus......................................................................................................      1
Risk Factors...............................................................................................................      4
Ratio of Earnings to Fixed Charges and Preferred Dividends.................................................................      6
Use of Proceeds............................................................................................................      7
Determination of Offering Price...........................................................................................       7
Business of Pro-Fac........................................................................................................      7
Description of Pro-Fac Securities..........................................................................................     11
Restrictions on Dividends and Other Distributions to Members and Investors.................................................     15
Certificates for Securities................................................................................................     15
Plan of Distribution.......................................................................................................     16
Experts....................................................................................................................     16

No dealer, salesman or other person has been authorized to give any information or to make any representations, other than those contained in this Prospectus, in connection with the transactions described herein, and if given or made, such information or representations must not be relied upon as having been authorized by Pro-Fac. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities covered by this Prospectus in any state to any person to whom it is unlawful to make such offer or solicitation in such state. Neither the delivery of this Prospectus nor the distribution of any security covered by this Prospectus shall, under any circumstances, create an implication that there has been no change in the facts herein set forth or in the affairs of Pro-Fac since the date hereof.

                              SUMMARY OF PROSPECTUS

The following summary is qualified in its entirety and should be read in conjunction with the registrant's Annual Report on Form 10-K for the year ended June 27, 1998, which includes more detailed information and financial statements.

General Development of Business: Pro-Fac Cooperative, Inc. ("Pro-Fac" or "the Cooperative") is an agricultural cooperative formed in 1960 under New York law to process and market crops grown by its members. Pro-Fac crops include fruits (cherries, apples, blueberries, peaches, and plums), vegetables (snap beans, beets, cucumbers, peas, sweet corn, carrots, cabbage, squash, asparagus, potatoes, turnip roots, and leafy greens), and popcorn. Only growers of crops marketed through Pro-Fac (or associations of such growers) can become members of Pro-Fac; a grower becomes a member of Pro-Fac through the purchase of common stock. Its approximately 600 members are growers (or associations of growers) located principally in New York, Pennsylvania, Illinois, Michigan, Washington, Oregon, Iowa, Nebraska, Florida, and Georgia. The principal office of Pro-Fac is at 90 Linden Oaks, Rochester, New York 14625; its telephone number is (716) 383-1850.

Agrilink Foods, Inc. ("Agrilink" or the "Company"), incorporated in New York in 1961, is a producer and marketer of processed food products, including canned and frozen fruits and vegetables, canned desserts and condiments, fruit fillings and toppings, canned chilies and stews, salad dressings, pickles, peanut butter and snack foods. Agrilink has three primary business units: Curtice Burns Foods ("CBF"), Nalley Fine Foods, and its Snack Foods Group. Each business unit offers different products and is managed separately. The majority of each of the business unit's net sales is within the United States. In addition, currently all of the Company's operating facilities are within the United States.

On November 3, 1994, Pro-Fac acquired Agrilink, and Agrilink became a wholly-owned subsidiary of Pro-Fac. Pro-Fac and Agrilink have a long-standing contractual relationship pursuant to which Pro-Fac provides crops and financing to Agrilink, Agrilink provides a market and management to Pro-Fac, and Pro-Fac shares in the profits of Agrilink. The purchase price and fees and expenses related to the acquisition were financed with borrowings under a credit agreement (the "Credit Agreement") with CoBank, ACB (the "Bank"), and the proceeds of the Company's 12.25 percent Senior Subordinated Notes due 2005 (the "Notes"). Pro-Fac has guaranteed the obligations of the Company under the Credit Agreement and the Notes. The Credit Agreement and the Notes restrict the ability of Pro-Fac to amend the Pro-Fac Marketing and Facilitation Agreement. The Credit Agreement and the Notes also restrict the amount of dividends and other payments that may be made by the Company to Pro-Fac.

Under the Pro-Fac Marketing and Facilitation Agreement (the "Agreement"), Agrilink pays Pro-Fac the commercial market value ("CMV") for all crops supplied by Pro-Fac. CMV is defined as the weighted average price paid by other commercial processors for similar crops sold under preseason contracts and in the open market in the same or competing market area. Although CMV is intended to be no more than the fair market value of the crops purchased by Agrilink, it may be more or less than the price Agrilink would pay in the open market in the absence of the Agreement.

Under the Agreement, Agrilink is also required to have on its Board of Directors some persons who are neither members of nor affiliated with Pro-Fac ("Disinterested Directors"), the number of Disinterested Directors must at least equal the number of Directors who are members of Pro-Fac. The volume and type of crops to be purchased by Agrilink under the Agreement are determined pursuant to its annual profit plan, which requires the approval of a majority of the Disinterested Directors of Agrilink. In addition, in any year in which the Company has earnings on products which were processed from crops supplied by Pro-Fac ("Pro-Fac Products"), the Company pays to Pro-Fac up to 90 percent of such earnings, but in no case more than 50 percent of all pretax earnings (before dividing with Pro-Fac) of the Company. In years in which the Company has losses on Pro-Fac Products, the Company reduces the CMV it would otherwise pay to Pro-Fac by up to 90 percent of such losses, but in no case by more than 50 percent of all pretax losses (before dividing with Pro-Fac) of the Company.
Additional patronage income is paid to Pro-Fac for services provided to Agrilink, including the provision of a long-term, stable crop supply, favorable payment terms for crops and the sharing of risks in losses of certain operations of the business. For fiscal years ended 1998, 1997, and 1996, such additional patronage income/(loss) amounted to $12.5 million, $10.3 million, and $(9.0) million, respectively. Under the Indentures related to the Notes, Pro-Fac is required to reinvest at least 70 percent of the additional patronage income in Agrilink.

On July 27, 1998, the Company announced that it had reached a definitive agreement with Dean Foods Company ("Dean") of Franklin Park, Illinois, to acquire Dean's vegetable operations which includes the nationally known Birds Eye brand and Dean's Freshlike and VegAll brands (the "Dean Foods Acquisition"). The Dean Foods Vegetable Company ("DFVC") reported revenues of approximately $620 million for fiscal 1998. DFVC employs approximately 2,000 full-time employees in 13 plants, located in California, Minnesota, New York, Texas, and Wisconsin. The Acquisition is expected to close in September 1998 and will be accounted for as a purchase.

                                                                 2
In connection with the acquisition of DFVC, the Company has received a commitment letter from a bank to provide a new credit facility (the "New Credit Facility"), which is expected to consist of a $200.0 million revolving credit facility (the "Revolving Credit Facility") and a $500.0 million term loan facility (the "Term Loan Facility"). Such commitment, however, is subject to a number of conditions, including the execution and delivery of a New Credit Facility agreement satisfactory to the lender.

The Term Loan Facility is expected to be comprised of a term A facility of $150.0 million (the "Term Loan A"), which will have a maturity of five years, a term B facility of $175.0 million (the Term Loan B"), which will have a maturity of six years, and a term C facility of $175.0 million (the "Term Loan C"), which will have a maturity of seven years. The Revolving Credit Facility will have a maturity of five years.

The New Credit Facility will bear interest, at the Company's option, at the Administrative Agent's alternate base rate or the reserve-adjusted London Interbank Offered Rate ("LIBOR") plus, in each case, applicable margins of: (i) in the case of alternate base rate loans, (x) 1.00 percent for the Revolving Credit Facility and Term Loan A, (y) 1.75 percent for Term Loan B, and (z) 2.00 percent for Term Loan C; and (ii) in the case of LIBOR loans, (x) 2.25 percent for Revolving Credit Facility and Term Loan A, (y) 2.75 percent for Term Loan B, and (z) 3.00 percent for Term Loan C. The administrative agent's "alternate base rate" is defined as the greater of (a) the prime commercial rate as announced by the administrative agent, or (b) the Federal Funds rate plus 1/2 of 1 percent. In addition, the Company will pay a commitment fee calculated at a rate of 0.50 percent per annum on the daily average unused commitment under the Revolving Credit Facility.

Pro-Fac Securities:

Common Stock. Common stock, par value $5, is sold for cash at its par value to all growers or associations of growers who become members of Pro-Fac, and ownership of common stock is thus synonymous with membership in Pro-Fac. The common stock investment required of each new member is based upon the nature, location, and quantity of particular crops in particular locations. In determining the level of common stock investment required for a member who desires to market a specified quantity or acreage of a crop through Pro-Fac, the Board of Directors takes into account the expected Commercial Market Value ("CMV") of the crop, the level of interest in marketing that crop through Pro-Fac and other factors. Common stock may only be held by members of Pro-Fac who are growers of crops marketed through Pro-Fac (or by associations of such growers), and may only be transferred with the written consent of Pro-Fac. Any proposed purchaser of outstanding common stock must be a grower willing to assume all of the seller's obligations as a member of Pro-Fac and must be acceptable to the Board of Directors.

Upon the purchase of common stock, a new member of Pro-Fac executes a General Marketing Agreement, which provides for (1) delivery of crops; (2) the availability of facilities for receiving and processing the crops; (3) the operation of a single marketing pool for all crops delivered based upon the establishment of the CMV, as defined, of each crop each year; and (4) the manner of payment by Pro-Fac to its members of the purchase price for delivered crops. Annual crop agreements supplement the General Marketing Agreement by setting forth quality specifications, terms and conditions for the production and delivery of the member's specific crop, and the relative value weighting to be given to raw product by grade category. See "Business of Pro-Fac."

In many cases, the board of directors of Pro-Fac has permitted new members to pay the purchase price for their shares of common stock in four installments. Under this system, a cash deposit of at least 25 percent of the total price must be paid upon joining Pro-Fac; at that time 25 percent of the shares to be purchased are issued to the grower. The balance due may be paid in three equal annual installments; upon receipt of each payment, 25 percent of the shares to be purchased are issued by Pro-Fac to the grower. A member making his purchase in installments is permitted to market through Pro-Fac the total quantities of product covered by his General Marketing Agreement even before he has purchased the total required number of shares of common stock. Since each Pro-Fac member is entitled to only one membership vote regardless of the number of shares of common stock held, the voting rights of a member are not affected by the purchase of common stock in installments. See "Description of Pro-Fac Securities
- Common Stock, Par Value $5 - Voting Rights." A member is entitled to receive dividends only on shares of common stock actually issued to him.

A grower may pay the three annual installments from the proceeds of his crop sales to Pro-Fac or from other funds, as he chooses. He may pay the full amount due at any time prior to the end of the third crop season, except that members are not permitted to make voluntary advance payments for common stock between April 1 and the dividend qualifying date for common stock during any calendar year.

Retains. Retains are issued to reflect the retention by Pro-Fac of a portion of its proceeds, as described below. Patronage proceeds are Pro-Fac's gross receipts derived from sources that under federal tax law qualify as patronage income, which are primarily proceeds from the sale of crops supplied by members of Pro-Fac, as well as transactions that facilitate or are directly related to such marketing activities.

Under the bylaws of Pro-Fac, net proceeds from patronage income, if any, must be paid or allocated each year to each member on the basis of the business done by that member with Pro-Fac during the preceding crop year. Distribution may be made in cash or by allocating to the account of each member his interest in that portion of the proceeds retained by Pro-Fac ("retains") for use as working capital or for such other purposes as may be determined by the Board of Directors. Such retains are made up of allocations for which qualified notices have been distributed ("qualified retains") and non-qualified notices of allocations ("non-qualified retains"). Qualified retains are freely transferable and normally mature into Class A Cumulative Preferred Stock at liquidation preference, $25 per share, in December of the fifth year after allocation. Non-qualified retains may not be sold or purchased and may, in the discretion of the Board of Directors, be redeemed after five years for cash and/or preferred stock. Prior to fiscal 1996, qualified retains were converted into Non-Cumulative Preferred Stock upon maturity, and Non-Cumulative Preferred Stock was used to redeem non-qualified retains. Beginning in fiscal 1996, qualified retains were converted into Class A Cumulative Preferred Stock upon maturity, and Class A Cumulative Preferred Stock was used to redeem non-qualified retains. In the future, it is the intention of the Board of Directors that retains maturing or redeemed will be converted into or redeemed using Class A Cumulative Preferred Stock. See "Description of Pro-Fac Securities" and "Risk Factors."

Preferred Stock. Until October 1995, all preferred stock issued by Pro-Fac was Non-Cumulative Preferred Stock. On October 10, 1995, Pro-Fac consummated an exchange offer in which shares of Class A Cumulative Preferred Stock ("Cumulative Preferred Stock") were exchanged for outstanding shares of Non-Cumulative Preferred Stock (the "Exchange Offer"). The purpose of the Exchange Offer was to provide stockholders with the opportunity to exchange, on a share-for-share basis, shares of Non-Cumulative Preferred Stock (which are highly illiquid) for shares of Cumulative Preferred Stock (which are traded on the Nasdaq National Market System). Holders of shares of Cumulative Preferred Stock will be entitled to receive, when, as and if declared by the Board, out of assets of Pro-Fac legally available, therefore, cumulative cash dividends at a quarterly rate equal to $0.43 per share (or an annual rate of approximately
6.88% of the liquidation preference of $25.00 per share). Although the Cumulative Preferred Stock is traded on the Nasdaq National Market system, there can be no assurance that an established and liquid market for the Cumulative Preferred Stock will continue. See "Description of Pro-Fac Securities" and "Risk Factors."

Use of Proceeds: The cash proceeds from the sale of common stock to growers and the cash retained as a result of distributing net proceeds in the form of retains rather than in cash will be used for general corporate purposes as determined by the Board of Directors at the time of receipt. No separate cash proceeds are realized from the issuance of shares of Cumulative Preferred Stock that results from the conversion of retains.

Tax Treatment of Amounts Paid or Allocated to Members: Under the federal income tax laws, members of Pro-Fac must include currently in their taxable income calculation the purchase price for their crops, including all cash payments and allocations of qualified retains. Non-qualified retains are not subject to current taxation to the members and are taxable to the members only if and when redeemed by Pro-Fac. See "Business of Pro-Fac."

Benefits of Membership: From the point of view of a member of Pro-Fac there are several advantages that he receives from his membership in Pro-Fac, which include the following:

     1. The primary advantage is that the member has an established market for a portion of his crop in advance of the crop season.

     2. A member of Pro-Fac can specialize in the production of one or a few crops, which normally tends to increase the efficiency of his operations, yet have the opportunity to participate in the potential benefits of crop and geographical diversity, since he shares in the proceeds of all crops marketed through Pro-Fac in proportion to the value of his own crops marketed through Pro-Fac.

     3. Members of Pro-Fac have the satisfaction of knowing that their views will be heard in the Cooperative because all of the directors of Pro-Fac and all of the members of the commodity committees are also grower-members. The members of the commodity committees and all of the directors are also elected by the members of Pro-Fac on a regional basis.

     4.   Should  Pro-Fac or  Agrilink  need  additional  crops for an  existing
          operation  of  Agrilink,   qualified   members  are  given  the  first
          opportunity to provide those crops.

     5. The member obtains the benefit of the expertise of Agrilink in the processing and marketing of food products.

                                                                4
     6. Over a period of years, depending on the results of operations, the member has the opportunity to build a substantial equity investment in Pro-Fac retains and preferred stock.

     7. The investment of the member in Pro-Fac common stock and the market for his products derived from that investment are transferable, subject to the approval of the Pro-Fac Board of Directors, so that should he want to reduce or terminate his production of crops, he can liquidate his common stock investment through the sale of his shares to an eligible grower or to Pro-Fac itself.

To obtain these advantages the member must:

     1. Purchase shares of common stock of Pro-Fac based upon the type, location, and volume of crops he agrees to market through Pro-Fac.

     2. Agree to the retention by Pro-Fac of a portion of its proceeds from patronage business above the CMV of crops marketed. For example, in the 1997 and 1995 fiscal years, 75 percent and 80 percent, respectively, of such proceeds, excluding non-qualified retains, was so retained by Pro-Fac. For the first five years, such amounts are retained without payment of interest or dividends. A member's investment in the retains and Non-Cumulative Preferred Stock of Pro-Fac is relatively illiquid. Recent sales of qualified retains and preferred stock have been at prices substantially below the face amounts thereof.

     3. Agree to the delayed payment of a portion of the purchase price for his crops. Such delay will exceed the industry average in many instances.

     4. Include in his income for tax purposes not only the cash payments received for his crops but also the amount of qualified retains allocated to his account in that year and any non-qualified retains redeemed in that year.

     5. Assume the risk that he may be paid less than CMV for his crops. See "Risk Factors - Member's Share of Proceeds was Less Than CMV in Fiscal 1996" and "Business of Pro-Fac."

                                  RISK FACTORS

Member's Share of Proceeds was Less Than CMV in Fiscal 1996: Payment for crops is based upon the CMV of such crops, which is the weighted average of the prices paid by other commercial processors for similar crops used for similar or related purposes sold under preseason contracts or in the open market in the same or similar market areas. There is no relationship between the CMV of crops and the cost of producing such crops since CMV is determined by supply and demand in the marketplace.

While Agrilink has agreed to pay to Pro-Fac at least the CMV of Pro-Fac crops, the total proceeds of Pro-Fac depend in large part on the overall profitability of Agrilink. There can be no assurance that payment by Pro-Fac to a member for his crops from the proceeds of Pro-Fac will be equal to or greater than the CMV of those crops.

The members of Pro-Fac were paid more than CMV for their crops in every year of Pro-Fac operations except 1963, 1969, 1970, and 1996. The Company will assume increased indebtedness in conjunction with the acquisition of DFVC, thus, increasing the risk that Pro-Fac would, in one or more future years, pay members less than the CMV of their crops. See "Increase in Leverage of Agrilink."

Increase in Leverage of Agrilink: On July 27, 1998, the Company announced that it had reached a definitive agreement with Dean Foods Company ("Dean") of Franklin Park, Illinois, to acquire Dean's vegetable operations which includes the nationally known Birds Eye brand and Dean's Freshlike and VegAll brands (the "Acquisition"). The Dean Foods Vegetable Company ("DFVC") reported revenues of $620 million for fiscal 1998. DFVC employs approximately 2,000 full-time employees in 13 plants, located in California, Minnesota, New York, Texas, and Wisconsin. The Acquisition is expected to close in September 1998 and will be accounted for as a purchase. To complete the Acquisition, the Company will incur a significant amount of new borrowings. Management anticipates that the Acquisition will be financed through a combination of bank and subordinated debt. Under provision of the additional bank and subordinated debt agreements, Pro-Fac will act as a guarantor. Pro-Fac does not have any independent operations or any significant assets other than the capital stock of Agrilink and is dependent upon the receipt of payments under the Marketing and Facilitation Agreement and dividends or other distributions from Agrilink to fund its obligations. As such, Pro-Fac will be required to maintain specified levels with regard to EBITDA, interest coverage, fixed charges, leverage, net worth, and will have restrictions placed on it regarding dividends and other distributions.

                                                                5
As a result of the Acquisition, Agrilink will be more leveraged, and such leverage may increase or decrease in the future. Such leverage may increase as a result of the future borrowings to fund capital expenditures, working capital needs, or for other general corporate needs. The degree to which the Company is leveraged is important to members of Pro-Fac because the amount paid by Agrilink for crops supplied by Pro-Fac, and the amount of dividends that Agrilink may pay to Pro-Fac, varies depending upon the profitability of Agrilink. Such payments, in turn, affect what Pro-Fac may pay to its members for their crops and the ability of Pro-Fac to pay dividends on, or repurchase, its common and preferred stock.

A high degree of leverage may make the Company more vulnerable to economic downturns, may limit its ability to withstand competitive pressures. If the Company is unable to generate sufficient cash flow from operations to service its debt obligations and to meet other cash requirements, it may be required to sell assets, reduce capital expenditures, refinance all or a portion of its debt, or obtain additional financing. There can be no assurance that any such assets sales or refinancing would be possible or that any additional financing would be available, if at all, on terms acceptable to the Company. Factors which could affect the Company's access to the capital markets, or the cost of such capital, include changes in interest rates, general economic conditions, and the perception in the capital markets of the Company's business, results of operations, leverage, financial condition, and business prospects. The Company's ability to make scheduled payments of principal or interest, or to refinance its indebtedness will depend on the Company's future operating performance, which will be subject to economic, financial, competitive, and other factors beyond its control. Based on the current level of operations, the Company believes that it will be able to meet the debt service requirements on its indebtedness, meet its working capital needs, and funds its capital expenditures and other operating expenses out of cash flow from operations and available short-term borrowings.

Delayed Payments for Crops: Pro-Fac members receive delayed payment of a portion of the purchase price for their crops. The delay exceeds the industry average in some instances. See "Business of Pro-Fac - Marketing of Members' Crops - Timing of Payments for Crops" and "- Harvest-Time Advance."

Inclusion of Certain Payments in Taxable Income: A member of Pro-Fac must include in his taxable income for federal income tax purposes his share of the net proceeds of Pro-Fac realized from patronage business which are paid to him in cash and allocated to his account as qualified retains. Non-qualified retains are included in the member's taxable income only upon redemption. See "Business of Pro-Fac."

Non-Transferability   of  Non-Qualified   Retains:   Non-qualified  retains  are
non-transferable  and  do  not  bear  interest.   See  "Description  of  Pro-Fac
Securities."

Absence of Market for Non-Cumulative Preferred Stock and Qualified Retains: The Non-Cumulative Preferred Stock and qualified retains of Pro-Fac may be transferred without the consent of Pro-Fac. There are several broker-dealers making a limited market in Pro-Fac Non-Cumulative Preferred Stock and qualified retains. There is no assurance that these arrangements, or any other organized market for Pro-Fac Non-Cumulative Preferred Stock and qualified retains, will be reestablished. The purpose of the Exchange Offer was to provide stockholders with the opportunity to exchange, on a share-for-share basis, shares of Non-Cumulative Preferred Stock (which are highly illiquid) for shares of Cumulative Preferred Stock (which are traded on the Nasdaq National Market System. Pro-Fac permits holders to exchange Non-Cumulative Preferred Stock for Cumulative Preferred Stock on a share-for-share basis at certain times during the year. See "Description of Pro-Fac Securities."

Possible Changes of Treatment of Retains: The current policy of Pro-Fac with regard to the maturing of qualified retains into preferred stock and the redemption of non-qualified retains for preferred stock and/or cash is described in this Prospectus under "Description of Pro-Fac Securities." This policy is, however, subject to change, in the discretion of the Board of Directors.

Common Stockholders Receive Only One Vote Regardless of Shares Owned: Each member of Pro-Fac has one vote, regardless of the number of shares of common stock held. Further, if two or more members are joined in a single farming enterprise, the participating members receive only a single vote. Accordingly, even a member with substantial holdings of common stock will have relatively little control over the election of directors or other matters on which members may vote. See "Description of Pro-Fac Securities."

                                                                6
Possible Discontinuance of Crop: Pro-Fac continuously reviews the ability of its members to produce high-quality crops, and Agrilink continuously reviews its ability to process and market profitably the crops it buys from Pro-Fac. As a result of such reassessment, Pro-Fac may determine to cease marketing a particular crop and terminate the marketing agreements of the members producing that crop for sale through the Cooperative. The members affected would be required to sell all of their common stock supporting that crop to Pro-Fac for cash at its par value, plus any accrued dividends. Pro-Fac may also adjust the quantity of a crop to be marketed for members, either permanently or temporarily, in several ways described herein under "Business of Pro-Fac Marketing of Members' Crops - Quantity of Crops Marketed." Permanent increases or decreases in the quantity of a crop to be marketed would involve, respectively, the purchase of additional common stock by members or other growers, or the sale of common stock by members to Pro-Fac at par value, plus any accrued dividends.

Agricultural Risks: Agrilink and Pro-Fac and its members are subject to all the risks generally associated with production and marketing of agricultural commodities. The vegetable portion of the business can be positively or negatively affected by weather conditions nationally and the resulting impact on crop yields. Favorable weather conditions can produce high crop yields and an oversupply situation. This results in depressed selling prices and reduced profitability on the inventory produced from that year's crops. Excessive rain or drought conditions can produce low crop yields and a shortage situation. This typically results in higher selling prices and increased profitability. While the national supply situation controls the pricing, the supply can differ regionally because of variations in weather.

Competition in Food Processing Industry: The products of Agrilink, including those processed from crops supplied by Pro-Fac, compete with those of national and major regional food processors under highly competitive conditions. Many national manufacturers have substantially greater resources than Agrilink and Pro-Fac. In conjunction with the anticipated Dean Foods acquisition, the Company will obtain the Birds Eye brand name. Management believes that the addition of the DFVC branded products to the Company's portfolio will enhance its existing business and provide for significant opportunities of growth.

Proceeds Not Committed to Specific Purposes: The securities offered by Pro-Fac are issued on a continuing basis as part of the normal operations of Pro-Fac and not to raise funds for any specific purpose. All determinations concerning the use and investment of the proceeds will be made by the Board of Directors of Pro-Fac. The members of Pro-Fac will not have the opportunity to evaluate any use to which the proceeds may be put.

                     RATIO OF EARNINGS TO FIXED CHARGES AND
                               PREFERRED DIVIDENDS

                                                           Fiscal Year Ended
                                         June 25,    June 24,     June 29,      June 28,         June 27,
                                           1994        1995         1996          1997             1998
Ratio of earnings to fixed charges
   and preferred dividends                 2.2         1.5          (A)           1.1              1.4

Pro forma ratio of earnings to fixed
   charges and preferred dividends         1.7         1.3          (B)           (B)              1.2

(A) In the fiscal year ended June 29, 1996, the earnings were inadequate by $37,048,000 to cover the amount of fixed charges and pretax basis preferred dividends.

(B) In the fiscal years ended June 29, 1996 and June 28, 1997, the earnings were inadequate by $43,748,000 and $2,028,000, respectively, to cover the amount of fixed charges and pretax basis preferred dividends which would have been declared and paid if all retained earnings allocated to members' "retains" at the end of each fiscal period had been converted to preferred stock at the beginning of the period at the maximum dividend permitted by law.

                                                                7
For purposes of computing the ratio of earnings to fixed charges and preferred dividends, earnings consist of net proceeds before (1) equity in the undistributed earnings of CoBank, ACB, (2) fixed charges, (3) income taxes, and
(4) dividends on common and preferred stock.

Fixed charges represent total interest expense. For purposes of this computation, preferred dividends are adjusted to a pretax basis (the amount of earnings before taxes necessary to meet preferred stock dividend requirements). Dividends represent those amounts deducted for purposes of determining net proceeds in each fiscal year.

The pro forma ratios of earnings to fixed charges and preferred dividends were computed by further increasing combined fixed charges and such dividends, adjusted to a pretax basis, by the amount of pretax basis preferred dividends which would have been declared and paid if all retained earnings allocated to members' "retains" at the end of each fiscal period had been converted to preferred stock at the beginning of the respective periods and the maximum dividend permitted by law of 12 percent of par value was declared and paid thereon.

                                 USE OF PROCEEDS

The securities offered hereunder are issued on a continuing basis as part of the normal operations of Pro-Fac and are not offered to raise funds for any specific purpose. As described more fully elsewhere herein, common stock is sold from time to time to new members of Pro-Fac or to members who increase the quantity of crops marketed through Pro-Fac. Retains are issued annually to represent net proceeds from patronage business retained by Pro-Fac. The cash retained as a result of distributing net proceeds in the form of retains rather than in cash is transferred to Agrilink and is used for general corporate purposes, such as the financing of fixed assets and the reduction of short or long-term borrowings, as determined by the Board of Directors at the time of receipt. No separate cash proceeds are realized from the issuance of Cumulative Preferred Stock, which is issued only upon the maturing of outstanding retains and replaces those retains on the books of the Cooperative.

                         DETERMINATION OF OFFERING PRICE

Common stock issued by Pro-Fac is sold at its $5 par value to members of Pro-Fac or to growers who meet Pro-Fac standards for membership.

                               BUSINESS OF PRO-FAC

Pro-Fac's approximately 600 members are growers located principally in New York, Pennsylvania, Illinois, Michigan, Washington, Oregon, Iowa, Nebraska, Florida, and Georgia. A grower becomes a member of Pro-Fac through the purchase of common stock, which obligates the grower to supply, and Pro-Fac to purchase, crops. Crops grown by Pro-Fac members and purchased by Pro-Fac include fruits (cherries, apples, blueberries, peaches and plums), vegetables (snap beans, beets, cucumbers, dry beans, spinach, lima beans, peas, sweet corn, carrots, cabbage, squash, asparagus, potatoes, turnip roots and leafy greens) and popcorn. All of the crops supplied to Pro-Fac by its members are sold to Agrilink.

In connection with the DFVC acquisition, it is anticipated the Pro-Fac membership will increase to accommodate the additional crop requirements.

Membership: Membership in Pro-Fac is evidenced by the ownership of Pro-Fac common stock. Hence the terms "member" and "common stockholder" are synonymous. Only producers (or associations of producers) of agricultural products marketed through Pro-Fac are eligible to become members and to own common stock of Pro-Fac. See "Summary of Prospectus - Pro-Fac Securities - Common Stock."

Regional Representation: The business of Pro-Fac is conducted pursuant to policies established by its Board of Directors. The territorial area in which Pro-Fac operates has been divided into geographical regions based on natural divisions of product and location. In addition, some regions have been further divided into districts. The members within each region or district are represented on the Board by at least one director. The board designates the number of directors to be elected from each region or district, based on the value of raw product delivered, so as to attain reasonably balanced representation on the Board. At present, there are five regions of Pro-Fac covering the following areas and represented by the number of directors indicated:
                                                          Present Number
      Region                     Area                      of Directors

  I   (Dist. 1)         Western Upstate New York                2
      (Dist. 2)         Eastern Upstate New York                2
      (Dist. 3)         Pennsylvania and Delaware               1

 II   (Dist. 1)         Michigan                                3
      (Dist. 2)         Illinois                                1

III                     Iowa and Nebraska                       1

 IV                     Washington and Oregon                   1

  V                     Georgia and Florida                     1

In addition to the 12 directors elected by the members of Pro-Fac within these five membership regions, the Board of Directors of Pro-Fac is permitted to appoint up to one-fifth of the total number of directors to represent primarily the interest of the general public in Pro-Fac, although, at present only these 12 elected directors constitute the entire board.

Commodity Committees: A commodity committee has been established for each of the major crops marketed through Pro-Fac. Each committee member is a member of Pro-Fac who grows and markets through Pro-Fac the crop with which his committee is concerned. Under current policies, where a crop is produced in different geographical areas, commodity committees are established either for separate geographical areas or for a combination of areas. Members of each commodity committee are elected by the members of Pro-Fac in the region(s) for which the committee serves.

The commodity committees have been active in advising the Board of Directors of Pro-Fac as to numerous matters affecting Pro-Fac crops, particularly with regard to the determination of CMV as hereinafter described and the content of the annual crop agreements, which specify the terms under which crops will be grown, harvested and delivered.

MARKETING OF MEMBERS' CROPS -

General Marketing Agreement: Each member of Pro-Fac enters into a marketing agreement with Pro-Fac (the "General Marketing Agreement"), in which he appoints Pro-Fac as his exclusive agent for processing and marketing the portion of his crop committed under the General Marketing Agreement and under annual crop agreements. In the General Marketing Agreement, Pro-Fac agrees to make available, through its agreement with Agrilink, facilities for receiving and processing the crops delivered by its members and the management personnel to operate such facilities and to market the crops of its members as processed food products.

Passage of Title to Crops: Upon delivery of a member's crops to Pro-Fac, Pro-Fac takes title to such crops and has the right to transfer, process, or encumber them as it sees fit, subject to the provisions of the General Marketing Agreement. A member delivering crops to Pro-Fac has no control over such crops following delivery. Prior to delivery to Pro-Fac, each member bears all risk of loss or damage to his crops.

Quantity of Crops Marketed: Ordinarily, the quantity of a crop to be delivered by a member of Pro-Fac in any year is the quantity previously established in the General Marketing Agreement and the Application for Membership or Additional Stock Subscription, this being the quantity of raw product supported by the member's common stock ownership. For crops subscribed on a tonnage basis, members deliver 111 percent of the stock commitment. There are several ways, however, in which this quantity may be changed.

If Pro-Fac determines that a permanent change is required in the total quantity of a particular crop marketed through it, a corresponding change in the common stock of the members producing that crop will be required. If additional quantities of the crop are required, additional common stock will be offered to growers of the crop, with qualified current members of Pro-Fac in the area where the crop is needed given the first opportunity to purchase the stock. If a reduction in the quantity of a crop is required, the common stock holdings of all Pro-Fac members delivering that crop will be proportionately reduced; see "Risk Factors - Possible Discontinuance of Crop."

If a change in total crop requirement is determined to be only temporary, adjustment of common stock holdings will not be required. If additional quantities are temporarily required, Pro-Fac offers the opportunity to deliver them to qualified current members growing the crop, on a pro rata basis. If a temporary reduction in a crop is required, Pro-Fac may temporarily pro-rate downward the quantity of the crop delivered by all members supplying it.

If the deliveries of a crop are temporarily pro-rated downward, the members affected may, with the approval of the Board of Directors, be offered the opportunity to sell their excess common stock to Pro-Fac. A member choosing to do so would incur a permanent reduction in the amount of crop he is entitled to deliver to Pro-Fac.

Pro-Fac crops under stock tonnage are generally subscribed for 90 percent of Agrilink normal required raw product needs. The difference between the normal stock tonnage and the normal required raw product need of Agrilink becomes part of the member's delivery obligation. The tonnage will be paid for by Pro-Fac and qualify for net proceeds distribution. No additional investment is required from the member. This results in an increase of 11 percent to a member's agreed to seasonal tonnage.

                                                                9
Agent Growers: If a member is temporarily unable to fulfill his production obligation to Pro-Fac, either in whole or in part, he may secure another grower or growers to act as his agent in growing and delivering the crop to Pro-Fac. An agent grower arrangement should be consummated prior to the planting season for the crop concerned. An agent grower may, but need not, be a member of Pro-Fac. All payments, including the allocation of retains, made by Pro-Fac for crops delivered by an agent grower will be made directly to the agent grower. A member may not utilize an agent grower to fulfill his production obligation to Pro-Fac more frequently than one out of any two consecutive years without subjecting himself to the mandatory transfer of his excess common stock.

Payments Received from Agrilink; CMV: Payment for crops is initially made by Agrilink to Pro-Fac (and by Pro-Fac to its members) on the basis of CMV. CMV is determined by a committee established jointly by the Board of Directors of Pro-Fac and Agrilink ("Joint Board CMV Committee") consisting of two members appointed by the president of Pro-Fac, two members appointed by the chairman of Agrilink, and the president of Agrilink. In making that determination, the Joint Board CMV Committee acts on the basis of data supplied primarily by Agrilink concerning preseason contracts and open market purchases for various crops; however, it also relies significantly upon the advice of the commodity committee for each of the various crops marketed through Pro-Fac. Because the members of the commodity committees are growers of the crops with which they are concerned, and because those growers, like other growers who are members of Pro-Fac, frequently sell crops to processors outside of Pro-Fac, members of the commodity committees are familiar with prices paid by other commercial processors for crops similar to those sold and marketed through Pro-Fac.

Payment of Purchase Price to Members: As a cooperative subject to the provisions of the Internal Revenue Code of 1986, as amended, Pro-Fac may retain for working capital a portion of the proceeds received in payment for crops while currently deducting for tax purposes the amount of such retained earnings that is annually allocated to its members as qualified retains. In order to retain and deduct such amounts, Pro-Fac must give a qualified written notice of allocation of such amount to each member; the bylaws of Pro-Fac provide that such notices may contain such terms and conditions as the Board of Directors deems appropriate, but the allocation must be made within 8-1/2 months following the end of the fiscal year. Each member must also consent to take his entire allocation of qualified retains into income for tax purposes at its stated dollar amount, and Pro-Fac must pay in cash at least 20 percent of each member's share of such proceeds. Retains as to which Pro-Fac issues a non-qualified written notice of allocation are excluded from these provisions. The earnings retained by Pro-Fac in this fashion are discussed more fully under "Description of Pro-Fac Securities."

The bylaws of Pro-Fac, which are incorporated into the General Marketing Agreement, require Pro-Fac annually to pay or account to its members for their crops, on a cooperative basis, in cash and through such allocations of retains as the Board of Directors may determine. Over the past four out of five years Pro-Fac has paid to its members the full CMV of all of their products marketed through Pro-Fac. The patronage proceeds of Pro-Fac above CMV in those years have, after payment of dividends on capital stock, partly been paid in cash to members and partly retained by Pro-Fac and credited to an account allocated to each member by Pro-Fac. In fiscal 1996, members' cash payments for CMV were reduced by 10 percent. The percentages of CMV paid in cash or allocated to members as retains over the last five fiscal years are as follows:

                                                      Fiscal Year Ended June
                                           1994      1995      1996      1997        1998
                                          ------    ------     ----     ------      ------

Paid in cash                              105.3%    102.6%     90.0%    101.7       102.6%
Allocated as qualified retains             21.0      10.6       0.0       5.2         7.9
Allocated as non-qualified retains          2.9       0.5       0.0       0.0         0.0
                                          -----     -----      ----     -----       -----
    Total                                 129.2%    113.7%     90.0%    106.9%      110.5%
                                          =====     =====      ====     =====       =====

Timing of Payments for Crops: Agrilink is obligated to pay Pro-Fac the purchase price for crops sold under the Marketing Agreement at such time or times as may be necessary to permit Pro-Fac to make required payments to its members. The actual CMV of a crop cannot ordinarily be determined until well after the harvest, so initial payments are based upon estimated CMV, which is the final CMV established for the crop in the prior year, unless the Board of Directors determines that average industry prices have changed significantly since that time.

As soon as payments for particular crops are received from Agrilink, Pro-Fac pays the funds received over to the members who delivered those crops. Thus, with minor variations, the purchase price is then paid by Pro-Fac to the members in accordance with a long-established schedule, as follows: 50 percent of estimated CMV is paid not later than 30 days after completion of delivery of a particular crop, and another 25 percent of estimated or established CMV is paid not later than 120 days after the average date of final delivery for each crop. The balance of CMV is paid not later than July 15 of the following calendar

                                                               10
year. Any payments in addition to CMV are made as soon as possible, but in any event within 8-1/2 months following the end of the fiscal year.

For example, a member of Pro-Fac who delivered crops with a CMV of $10,000 to Pro-Fac for marketing on August 1, 1997 was paid or allocated a total of $11,050 for those crops. Of this amount, he was paid $10,000 (CMV) in cash in three installments based on the following schedule of payments from Agrilink: $5,000 by August 30, 1996, $2,500 by November 30, 1996 (assuming this member's date of final delivery coincides with the average date of final delivery for the same crop), and $2,500 by July 15, 1998. In addition, as soon as the necessary computations could be made, but before March 15, 1999 (8-1/2 months after fiscal year end) and final payment was received from Agrilink, he was paid an additional $260 (25 percent of the $1,050 earned over CMV, excluding non-qualified retains, if any) in cash, while $790 (the remaining 75 percent of the earnings over CMV, excluding non-qualified retains, of which there were none for fiscal 1998) was retained by Pro-Fac and allocated to his account as qualified retains. See "Description of Pro-Fac Securities."

Harvest Time Advance: Recognizing the costs involved in harvesting and delivering a crop, Pro-Fac has adopted a policy of offering harvest time cash advances to members. The terms and conditions governing such advances are specified in the annual crop agreements. Payment of the harvest time advance is usually made approximately one week after delivery of a crop, and the total amount of the advance may not exceed 50 percent of estimated CMV. The harvest time advance is repaid by deducting the amount of the advance from the first payment due the member for the crop.

Single Pool: Under the General Marketing Agreement, Pro-Fac is required to account for its earnings under what is generally referred to as the single pool concept, in part because that portion of the purchase price for crops received from Agrilink which is in excess of CMV is not allocated to individual Pro-Fac crops, but rather is a single payment based on the profitability of a variety of products. Under the single pool system, a determination is made as to the earnings of all crops in the aggregate. In the above example, the total purchase price for crops paid or allocated to the hypothetical member was 10.5 percent over the CMV of the crops which he delivered to Pro-Fac. The payment to him of $10,000 in cash was based upon the CMV of the particular crops he delivered, but the 10.5 percent earned above that was based upon the aggregate earnings of all Pro-Fac crops delivered in fiscal 1998 (1997 Production Year), computed in a single pool. The prices paid to members of Pro-Fac for their crops are therefore related both to the CMV of those crops and to the aggregate profitability of all Pro-Fac crops determined under the single pool concept.

Tax Matters: As a cooperative, Pro-Fac is taxed under Subchapter T of the Internal Revenue Code of 1986, as amended (the "Code"), which imposes regular corporate income tax rates on cooperatives but at the same time allows cooperatives to deduct from taxable income for federal income tax purposes certain deductions which are not available to other business corporations. In particular, under Subchapter T a cooperative may deduct from its taxable income all amounts which are paid to its members and other patrons as patronage dividends (either in cash or through the allocation of amounts retained by the cooperative and represented by qualified written notices of allocation) with respect to patronage occurring during the taxable year.

In general, the payments from earnings of a cooperative to its members in the form of cash and qualified retains constitute patronage dividends within the meaning of Subchapter T. Members and other patrons of a cooperative must agree to include in their taxable income in the year received all amounts of patronage dividends paid in cash or allocated to their accounts as qualified retains. Patronage income allocated by a cooperative to its members in the form of non-qualified retains is taxable at the cooperative level when such retains are issued. In the year in which non-qualified retains are redeemed by a cooperative, the cooperative receives a tax deduction in the amount of the retains which are redeemed. Members and other patrons of the cooperative must agree to include in their taxable income in the year of redemption any non-qualified retains redeemed by the cooperative. Non-patronage-sourced income of a cooperative is subject to federal income tax at the cooperative level.

Under the current agreements in effect between Agrilink and Pro-Fac, payments are made by Agrilink for the crops of Pro-Fac members. Such payments, in part, are based upon the earnings of Agrilink derived from products processed from the crops supplied by Pro-Fac. These payments are classified and reported by Pro-Fac for federal income tax purposes as patronage-sourced income. Because there are few guidelines in this area of law, such classification and reporting has in the past led to audit disputes with the Internal Revenue Service (the "IRS"). The IRS clarified its position in a technical advice memorandum to Pro-Fac on September 23, 1991. While changes have occurred in the relationship of Pro-Fac with Agrilink since the issuance of the technical advice memorandum, the contractual relationship between the two companies, requiring the payments based upon the earnings of Agrilink, remain substantively the same as when the technical advice memorandum was issued. As such, Pro-Fac has continued to treat payments based upon the earnings of Agrilink as patronage-sourced income. In January 1995, the Boards of Directors of Agrilink and Pro-Fac approved appropriate amendments to the Bylaws of Agrilink to allow Agrilink to qualify as a cooperative under Subchapter T of the Code. In August 1995, Agrilink and Pro-Fac received a favorable ruling from the IRS approving the change in tax treatment effective for fiscal 1996. This ruling also confirmed that the change

                                                               11
in Agrilink's tax status would have no effect on Pro-Fac's ongoing treatment as a cooperative under Subchapter T of the Code. Based on the foregoing, Harris Beach & Wilcox, LLP is of the opinion that payments to members of Pro-Fac based upon earnings of Agrilink continue to constitute patronage-sourced income pursuant to Subchapter T of the Code. In the event, however, the IRS changes the classification and reporting of the patronage-sourced income by Pro-Fac, additional income taxes and interest could be assessed as a result of the reclassification of income reported as patronage-sourced income to non-patronage-sourced income.

From time to time various proposals have been made and bills introduced in Congress which would have the effect of modifying or eliminating the present provisions of the Code pursuant to which cooperatives are taxed and could subject cooperatives to greater federal income tax liability. It is not possible to predict whether any such proposal may be adopted, or if adopted what effect it might have on the federal income tax liability of Pro-Fac or its members.

In addition, from time to time the IRS issues revenue rulings, revenue procedures, and other official statements, which may be either prospective or retrospective in application, by which it seeks to interpret and administer the provisions of the Code applicable to cooperatives. It is also impossible to predict the effect any administrative interpretations which may be adopted in the future would have on the federal tax liability of Pro-Fac or its members.

                        DESCRIPTION OF PRO-FAC SECURITIES

COMMON STOCK, PAR VALUE $5 -

Dividend Rights: After all required dividends have been declared and paid to the holders of preferred stock, dividends may be declared and paid to the holders of common stock. Under present law, dividends on common stock may not exceed 12 percent of par value per annum. Members who purchase common stock in installments are entitled to receive dividends only on those shares of common stock which have been issued to them.

Voting Rights: The holders of common stock are members of Pro-Fac. Each member has one vote, regardless of the number of shares held. The one-vote-per-member rule is subject to certain limitations where, for estate planning, tax planning or other reasons, more than one member is part of the same farm operation. The restated certificate of incorporation of Pro-Fac provides that, when two or more holders of common stock join in an agricultural venture, the Board of Directors in its discretion shall determine whether the venture is a single enterprise for which the participating holders shall have a single vote or a multiple enterprise entitling the holders to more than one vote.

Liquidation Rights: Upon dissolution or other termination of Pro-Fac or its business, after the payment of all debts, all outstanding retains (see "Retains," below) are to be retired in full, on a pro-rata basis without priority, before any liquidating dividends are declared on or with respect to capital stock.

After payment to holders of all outstanding retains, holders of preferred stock are entitled to receive, out of the funds then remaining, the full liquidation preference of their stock, together with the amount of such dividends as may have been declared but remain unpaid. After payment to the holders of preferred stock, holders of common stock are entitled to receive the par value thereof, together with the amount of such dividends as may have been declared but remain unpaid.

To summarize, the order of priority upon distribution of assets in dissolution is as follows:

     1.   First to creditors;

     2.   Then to redeem outstanding retains at full face value.

     3.   Then to redeem preferred stock at liquidation value;

     4.   Then to redeem common stock at par;

     5. With the remainder distributed proportionately to the members to whom retains have been allocated during the preceding five fiscal years.

Preemptive Rights:  Holders of common stock have no preemptive rights.

Conversion Rights: Common stock is not convertible into any other security of Pro-Fac.

Redemption Provisions: If a member ceases to be a producer of agricultural products marketed through Pro-Fac, he must dispose of his common stock. If the member follows the proper termination procedure and gives the required notice, Pro-Fac will ordinarily purchase his stock at par value. The same procedure will ordinarily apply when a member is expelled from the Cooperative or reduces his production of a particular crop, in which cases all or part of his common stock must be disposed of. Should Pro-Fac discontinue a crop, producers of that crop will be required to dispose of their related common stock investments. Upon notice from the Cooperative, members must sell such stock to Pro-Fac for cash equal to its par value.

                                                               12
Liability to Further Assessment: Shares of Pro-Fac common stock are subject to no further call or assessment. Under the New York Cooperative Corporations Law, however, each member of a cooperative corporation, as well as each director, may be personally liable for certain amounts due to employees for services rendered to the Cooperative.

Transfer Agent:  Pro-Fac functions as its own transfer agent for common stock.

Transferability: Pro-Fac common stock is issued only to growers of agricultural products marketed through Pro-Fac (or to associations of such growers) and may be transferred only to another grower who meets Pro-Fac standards for membership. A member who wishes to sell his common stock must notify Pro-Fac, which then advises the member of the price another qualified grower acceptable to Pro-Fac is willing to pay for the stock. Such prices vary widely by commodity and the region in which the crop associated with the common stock is to be grown. Such sales are often at a price exceeding the $5 par value at which the stock was originally issued. Historically, there has usually been a demand for common stock offered for sale by members. However, should there be no qualified buyer for the common stock offered for sale, then Pro-Fac is obligated to repurchase the common stock at its $5 par value.

PREFERRED STOCK -

On January 28, 1995, the members of Pro-Fac approved an amendment to Pro-Fac's Certificate of Incorporation to authorize the issuance of an additional 50 million shares of preferred stock, divided into five classes (Classes A through E) of 10 million shares each. As a result of the amendment, the Board continues to be authorized to issue up to 5 million shares of Non-Cumulative Preferred Stock and is authorized to issue up to 50 million shares of new preferred stock at such times, for such purposes, on such terms and for such consideration as the Board may determine, without further action of the members.

The Board is authorized to provide for the issuance, from time to time, of any such new preferred stock in one or more designated series, and to fix the terms of each such designated series of shares. In establishing the terms of the series of new preferred stock, the Board is authorized to set, among other things, the number of shares, the dividend rate and preferences, the form or method of payment of dividends, the cumulative or non-cumulative nature of dividends, redemption provisions (if any), including any mandatory scheduled redemptions, the right (if any) to convert or exchange such preferred shares for other securities, voting rights (if any), in addition to any required by applicable law, and the amounts payable, and preferences, in the event of the voluntary or involuntary liquidation of Pro-Fac. Each series of new preferred stock will, in respect of dividends and liquidation, rank senior to Pro-Fac's common stock, par value $5 per share (the "Common Stock"), and on a parity with or junior to the Non-Cumulative Preferred Stock, as determined by the Board at the time of issuance of such series. Within any class of the new preferred stock, each series will rank on a parity with each other series in that class as to dividends and liquidation.

In June 1995, the Board approved the creation of a new series of preferred stock, to be designated Class B, Series 1 10% Cumulative Preferred Stock ("Series 1 Preferred Stock"), for issuance to employees of the Company pursuant to an employee stock purchase plan. Pursuant to the plan, shares of Series 1 Preferred Stock are being offered to employees of the Company for a purchase price of $10.00 per share. Holders of Series 1 Preferred Stock are entitled to receive, when, as and if declared by the Board, cumulative cash dividends at an annual rate of $1.00 per share. Pro-Fac plans to offer to repurchase at least 5 percent of the outstanding shares of Class B Stock annually.

In August 1995, in connection with the Exchange Offer, the Board approved the creation of the Cumulative Preferred Stock as an additional new series of preferred stock. See "Summary of Prospectus - Pro-Fac Securities - Preferred Stock."

Ranking: The Cumulative Preferred Stock ranks as to dividends and upon liquidation, dissolution and winding up on a parity with the Non-Cumulative Preferred Stock, the Series 1 Preferred Stock, and any other series of Class A Preferred Stock or Class B Preferred Stock ("Class A or B Series Preferred Stock") of Pro-Fac, and ranks as to dividends or upon liquidation, dissolution or winding up, or both, on a parity with any other class or series of capital stock that expressly provides that it ranks on a parity with the Cumulative Preferred Stock with respect to dividends or upon liquidation, dissolution and winding up, as the case may be (collectively, "Parity Dividend Securities" or "Parity Liquidation Securities"). The Cumulative Preferred Stock ranks senior with respect to dividends and upon liquidation, dissolution and winding up to the Common Stock and any other capital stock (other than the Non-Cumulative Preferred Stock, Series 1 Preferred Stock and Class A or B Series Preferred Stock) that does not, by its terms, expressly provide that it is senior to or on a parity with the Cumulative Preferred Stock with respect to dividends or upon liquidation, dissolution and winding up, as the case may be (collectively, "Junior Dividend Securities" or "Junior Liquidation Securities").

                                                               13
Dividends: Holders of shares of Cumulative Preferred Stock are entitled to receive, when, as and if declared by the Board, out of assets of Pro-Fac legally available therefor, cumulative cash dividends at a quarterly rate equal to $0.43 per share (or an annual rate of approximately 6.88% of the liquidation preference of $25.00 per share). Dividends on the Cumulative Preferred Stock are payable quarterly in arrears on each April 30, July 31, October 31, and January 31 of each year. Each such dividend is payable to holders of record as they appear on the stock records of Pro-Fac at the close of business on each April 15, July 15, October 15, and January 15 preceding such dividend payment date, or such other record dates as selected by the Board, which are not more than 50 days prior to such payment date. Dividends are cumulative from each dividend payment date, whether or not in any dividend period or periods there are assets of Pro-Fac legally available for the payment of such dividends.

Accumulations of dividends on shares of Cumulative Preferred Stock do not bear interest. Dividends payable on the Cumulative Preferred Stock for any period greater or less than a full dividend period are computed on the basis of 360-day year consisting of twelve 30-day months.

Dividends on the Non-Cumulative Preferred Stock are not in a fixed amount, but instead are at such rate (not less than 6% per annum) as the Board of Directors may determine (as and when declared by the Board of Directors out of legally available funds). Although the Board of Directors has in the past declared dividends based on Pro-Fac's cost of funds, the dividend for fiscal 1998 was at an annual rate of 6 percent, and Pro-Fac expects that future dividends on the Non-Cumulative Preferred Stock will not exceed the minimum rate of 6 percent. Dividends on the Non-Cumulative Preferred Stock are not cumulative.

As described under "Ranking" above, the Cumulative Preferred Stock, the Non-Cumulative Preferred Stock and the Series 1 Preferred Stock, Class A, are all Parity Dividend Securities. To declare and pay full dividends for a period with respect to any of the Parity Dividend Securities, Pro-Fac must declare and pay full dividends for the applicable period on all Parity Dividend Securities. To declare and pay less than full dividends for a period with respect to any of the Parity Dividend Securities, Pro-Fac must declare and pay pro rata dividends on all Parity Dividend Securities. In calculating the pro rata share of dividends to be paid with respect to each class of preferred stock, unpaid dividends for prior periods are considered only with respect to classes of preferred stock with cumulative dividends.

Pro-Fac may not declare, pay or set apart for payment any dividend (other than certain stock dividends) on any of the Junior Dividend Securities or make any distribution in respect thereof unless full cumulative dividends on the Cumulative Preferred Stock, the Series 1 Preferred Stock, and Class A and B Series Preferred Stock have been or are contemporaneously declared and the corresponding portion of the current annual dividend on the Non-Cumulative Preferred Stock is declared as described in the preceding paragraph.

Pro-Fac is also subject to certain limitations on payment of dividends under the terms of its financing agreements.

Preemptive Rights: The holders of the Cumulative Preferred Stock will not have any preemptive rights.

Redemption: Pro-Fac has the right, at any time and from time to time, to redeem the Cumulative Preferred Stock, in whole or in part, at the redemption price of $25.00 per share, plus, in each case, all dividends accrued and unpaid on the Cumulative Preferred Stock up to the date fixed for redemption, upon giving notice at least 30 but not more than 60 days before the date fixed for redemption. If fewer than all of the outstanding shares of Cumulative Preferred Stock are to be redeemed, the shares to be so redeemed will be selected pro rata or by lot, except that Pro-Fac reserves the right to first redeem all of the shares held by any holder of a number not to exceed 100.

From and after the redemption date (except to the extent Pro-Fac defaults in the payment of the redemption price), all dividends on the shares of Cumulative Preferred Stock designated for redemption will cease to accrue, and all rights of the holders thereof as stockholders of Pro-Fac, except the right to receive the redemption price thereof, will cease and terminate.

The Cumulative Preferred Stock is not subject to any sinking fund or other binding obligation of Pro-Fac to redeem or retire the Cumulative Preferred Stock. Unless redeemed by Pro-Fac, the Cumulative Preferred Stock will have perpetual maturity.

During a limited period between 1984 and 1993, Pro-Fac repurchased small portions of the Non-Cumulative Preferred Stock at its par value. Those repurchases were at the sole discretion of Pro-Fac. Pro-Fac has not offered to repurchase any Non-Cumulative Preferred Stock since its fiscal year ended 1993 and has no intention to do so in the near future. Pro-Fac also is restricted in its ability to redeem shares of its capital stock under the various financing obligations entered into to finance the Acquisition.

                                                               14
Restriction on Certain Stock Acquisitions: Pro-Fac may not purchase, redeem or otherwise acquire for consideration (other than in a repurchase of Common Stock of a departing member pursuant to Pro-Fac's Bylaws or in certain recapitalizations, exchanges or refinancings) any Cumulative Preferred Stock, Parity Dividend Securities (including the Non-Cumulative Preferred Stock, the Series 1 Preferred Stock, and Class A and B Series Preferred Stock), Parity Liquidation Securities, Junior Dividend Securities or Junior Liquidation Securities unless full cumulative dividends on the Cumulative Preferred Stock, the Series 1 Preferred Stock, and the Class A and B Series Preferred Stock have been or are contemporaneously declared and the corresponding portion of the current annual dividend on the Non-Cumulative Preferred Stock is declared as described above.

Liquidation: After payment to holders of all outstanding retains, the holders of the Cumulative Preferred Stock will be entitled to receive, in the event of any voluntary or involuntary liquidation, dissolution or winding up of Pro-Fac, $25.00 per share plus an amount equal to all dividends (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution to such holders. Until the holders of the Cumulative Preferred Stock have been paid such liquidation preference in full, no payment or other distribution will be made on any Junior Liquidation Securities upon the liquidation, dissolution or winding up of Pro-Fac. If amounts available after the payment to holders of all outstanding retains are insufficient to pay, in full, the liquidation value of the Cumulative Preferred Stock, the liquidation value of the Series 1 Preferred Stock, the liquidation value of the Non-Cumulative Preferred Stock and the liquidation value (including accumulated dividends) of any other shares of Parity Liquidation Securities issued and outstanding, payments to holders of the Cumulative Preferred Stock, the Series 1 Preferred Stock, the Class A and B Series Preferred Stock, the Non-Cumulative Preferred Stock and such Parity Liquidation Securities will be made pro-rata. Neither a consolidation or merger of Pro-Fac nor a sale, lease or transfer of all or substantially all of Pro-Fac's assets will be considered a liquidation, dissolution or winding up, voluntary or involuntary, of Pro-Fac.

Voting: Except as required by law, holders of Cumulative Preferred Stock do not have any voting rights with respect to their shares of Cumulative Preferred Stock.

Transferability; Trading Market: Shares of Cumulative Preferred Stock and Non-Cumulative Preferred Stock are freely transferable. The Cumulative Preferred Stock is traded on the Nasdaq National Market System. The trading symbol is PFACP. There is no active trading market for the Non-Cumulative Preferred Stock.

Pro-Fac  maintains  an  ongoing  exchange  program  to  allow  the  exchange  of
Non-Cumulative Preferred Stock for Cumulative Preferred Stock on a share-for-share basis. A "blackout" period, however, exists between the dividend qualifying date for the Non-Cumulative Preferred Stock and October 16 each year. This prevents a holder from collecting the annual dividend on the Non-Cumulative Preferred Stock and immediately becoming eligible to collect the quarterly dividend on the Cumulative Preferred Stock.

According to Nasdaq's published guidelines, the Cumulative Preferred Stock would not meet the criteria for continued inclusion in the Nasdaq National Market System if, among other things, the number of round lot shareholders is less than 400, the number of publicly held shares of Cumulative Preferred Stock (excluding Cumulative Preferred Stock held by officers or directors or their immediate family and excluding concentrated holdings of 10 percent or more) was less than 750,000, the aggregate market value of the publicly held Cumulative Preferred Stock was less than $5 million or there were fewer than two market makers for the Cumulative Preferred Stock. If these standards were not met, quotations might continue to be published in the over-the-counter "additional list" or one of the "local lists." If the shares of Cumulative Preferred Stock are no longer eligible for Nasdaq quotation, quotations might still be available from other sources.

Because it is included in the Nasdaq National Market System, shares of the Cumulative Preferred Stock constitute "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Cumulative Preferred Stock. If no longer included or reported in market quotations, the Cumulative Preferred Stock would no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

Transfer Agent: The transfer agent, dividend agent and redemption agent for the shares of Cumulative Preferred Stock is Harris Trust Company.

RETAINS -

Annual Allocation: Retains, if any, must be allocated to the accounts of members within 8-1/2 months of the close of the fiscal year. The fiscal year of Pro-Fac ends on the last Saturday of June; it has been and continues to be the policy of Pro-Fac to make the allocation of the retains on or about September 15 of each year. Each member is typically advised of the allocation of qualified and non-qualified retains to his account by means of an investment summary which is mailed to him each year about September 15. There was no allocation of retains for fiscal 1996.

                                                               15
Qualified Retains Mature into Preferred Stock: Qualified retains bear no interest, but five years after issuance they generally mature into preferred stock at the liquidity preference of $25 per share at the discretion of the Board of Directors. One share of preferred stock for each $25 of qualified retains is ordinarily issued to holders of qualified retains on or about December 31 following the completion of the fifth year after allocation of the qualified retains. Qualified retains are now created in multiples of $25 to avoid the necessity of paying fractional amounts in cash. Retains issued prior to fiscal 1996 will convert into Class a Cumulative Preferred Stock unless the holder specifically requests Non-Cumulative Preferred Stock. In the future, it is the intention of the Board of Directors that retains maturing or redeemed will be converted into or redeemed using Class A Cumulative Preferred Stock.

Redemption of Non-Qualified Retains: It is the present intention of the Board of Directors that non-qualified retains will be redeemed, through partial payment in cash and the issuance of Cumulative Preferred Stock, approximately five years after their issuance.

Methods of Allocation of Retains: The bylaws of Pro-Fac provide that the written notice of allocation of retains may contain such terms and conditions as the Board of Directors may deem appropriate. Pro-Fac does not issue actual certificates to represent retains, but rather issues periodic investment summaries showing the allocation of qualified and non-qualified retains to each member.

Adjustment of Amount of Non-Qualified Retains: It is possible that the allocation of proceeds made immediately following the close of a fiscal year may not be final and may require modification because of some event which could occur after the close of the fiscal year. Should such an event require a reduction in the proceeds paid or allocated to members in a previous year, the Board of Directors may in its discretion reduce the amount of the non-qualified retains allocated to the accounts of those members for the year in question.

Transferability of Retains; Absence of Market: Non-qualified retains are not transferable, except to the heirs or personal representative of a member in the event of the member's death. Qualified retains are freely transferable. Although there are several broker-dealers making a market in Pro-Fac qualified retains, there can be no assurance that any such market will be reestablished. Historically, sales of qualified retains have been at prices substantially less than the face amount. If a market for Pro-Fac qualified retains is reestablished, the increased leverage of Pro-Fac as a result of the Acquisition, and the limits on Pro-Fac's ability to repurchase preferred stock resulting from the anticipated New Credit Agreement and the New Notes Indenture, are likely to decrease the prices at which Pro-Fac qualified retains are traded.

Liquidation Rights: All retains are junior and subordinate to all debts of Pro-Fac. The liquidation rights of the holders of retains are described under "Description of Pro-Fac Securities - Common Stock, Par Value $5 - Liquidation Rights" above.

                RESTRICTIONS ON DIVIDENDS AND OTHER DISTRIBUTIONS
                            TO MEMBERS AND INVESTORS

Pro-Fac guarantees the outstanding debt obligations of the Company. These arrangements place aggregate dollar limits on the amount Pro-Fac may pay as dividends, stock repurchases or similar distributions to shareholders each fiscal year. Pro-Fac guarantees also include financial covenants that may limit Pro-Fac's ability to pay dividends on its common and preferred stock. Further, because Agrilink and its lenders are the principal sources of cash used by Pro-Fac to pay dividends, the restrictions on payments from Agrilink to (as described in the Pro-Fac Annual Report on Form 10-K) may also limit Pro-Fac's ability to pay dividends on its common and preferred stock. See also "Risk Factors - Increase in Leverage of Agrilink."

                           CERTIFICATES FOR SECURITIES

Except with respect to its Class A Cumulative Preferred Stock, Pro-Fac ordinarily does not issue certificates representing shares of either its common or preferred stock or its members' interests in retains, except upon specific request. In lieu of certificates, Pro-Fac distributes to its members and its non-member security holders periodic computerized statements referred to as "investment summaries." The investment summaries detail the investment of each member or security holder in the securities of Pro-Fac (common stock, Non-Cumulative Preferred Stock and retains) by type of security, number of shares (or dollar amount) and date of issue. In the case of qualified retains, the summaries also indicate the date upon which they are anticipated to be replaced by corresponding par value dollar amounts of preferred stock. Additionally, the investment summaries detail each member's crop commitments to the Cooperative.

                                                               16
                              PLAN OF DISTRIBUTION

When the Board of Directors determines to offer Common Stock to support delivery rights for an existing or new crop, the offering is implemented by the Agricultural Services Department of the Cooperative. The Agricultural Services Department delivers prospectuses and notices of Common Stock availability to, and has meetings with, existing Cooperative members capable of providing the crop or, if new members are required, qualified growers of the crop near the Agrilink production facility to which the crop will be delivered. The ministerial acts associated with the distribution of retains, the conversion of qualified retains to preferred stock and the redemption of nonqualified retains for cash and/or preferred stock are also handled by the Agricultural Services Department, with the assistance of the Cooperative's transfer agent, where required.

                                     EXPERTS

The financial statements, incorporated by reference to the Annual Report on Form 10-K for the year ended June 27, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                                                 17
                                     PART II

                     Information Not Required in Prospectus

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The expenses in connection with the issuance and distribution of the securities being registered are as follows:

Filing fee for Registration Statement                 $ 2,121.00
Legal fees and expenses                                10,000.00*
Accounting fees and expenses                            3,500.00*
Blue sky fees and expenses                             10,000.00*
Taxes                                                     None
Transfer agents' fees                                     None
Printing and engraving                                  3,000.00
Miscellaneous                                           1,000.00
                                                      ----------
  Total                                               $29,621.00
                                                      ==========

*Estimated

ITEM 15.      INDEMNIFICATION OF DIRECTORS AND OFFICERS

Sections 721 through 727 of the New York Business Corporation Law permit the registrant to indemnify its officers and directors against liabilities under certain circumstances. Section 726 of the New York Business Corporation Law allows the registrant to purchase and maintain insurance to indemnify (i) the registrant for any obligation which it incurs as a result of the indemnification of directors and officers, (ii) directors and officers in instances in which they may be indemnified by the registrant, and (iii) directors and officers in instances in which they may not otherwise be indemnified by the registrant provided the contract of insurance covering such directors and officers provides, in a manner acceptable to the superintendent of insurance of the State of New York, for a retention amount and for co-insurance. Notwithstanding the foregoing, no such insurance may provide for any payment, other than cost of defense, to or on behalf of any director or officer (i) if a judgment or other final adjudication adverse to the insured director or officer establishes that his acts of active and deliberate dishonesty were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or (ii) in relation to any risk the insurance of which is prohibited under the insurance law of the State of New York. As permitted by law, the registrant has obtained a policy of directors and officers liability and corporation reimbursement insurance, which is due for renewal on August 15, 1999.

ITEM 16. EXHIBITS

     (a) Exhibits:

          Exhibit
          Number                                       Description

          3.3(7)   Certificate of Incorporation of Pro-Fac.

          3.4(3)   Bylaws of Pro-Fac.

          3.5(6)   Certificate of Amendment of the Certificate of Incorporation of Pro-Fac.

          5.0      Opinion and Consent of Harris Beach & Wilcox, LLP.

          8.0      Opinion of Harris Beach & Wilcox, LLP regarding tax matters.

          10.1(2)  Indenture,  dated as of November  3, 1994 (the  "Indenture"), among PFAC, Pro-Fac and IBJ  Schroder Bank & Trust
                   Company ("IBJ"), as Trustee, as amended by First Supplemental Indenture,  dated as of November 3, 1994, each with respect to Agrilink's 12.25 percent Senior Subordinated Notes due 2005 (the "Notes").

          10.2(2)  Term Loan, Term Loan Facility and Seasonal Loan Agreement, dated as of  November 3, 1994, among Springfield Bank for Cooperatives (the  "Bank"), Agrilink and PFAC.

          10.3(2)  Parent  Guaranty,  dated as of  November  3,  1994,  by Pro-Fac in favor of the Bank.

          10.4(2)  Parent Security Agreement, dated as of November 3, 1994 between Pro-Fac and the Bank.

(a) EXHIBITS (Continued):

     Exhibit
     Number                                                    Description

     10.5(2)  Mortgage,  Open End Mortgage,  Deed of Trust, Trust Deed, Deed to Secure Debt, Purchase Money Mortgage, Assignment,
              Security Agreement and Financing Statement dated  November 3, 1994 among PFAC, Agrilink and the Bank.

     10.6(2)  Marketing  and  Facilitation  Agreement,  dated  as  of November 3, 1994, between Pro-Fac and Agrilink.

     10.7(2)  Management Incentive Plan, as amended.

     10.8(2)  Supplemental Executive Retirement Plan, as amended.

     10.10(2) Master Salaried Retirement Plan, as amended.

     10.11(2) Non-Qualified Profit Sharing Plan, as amended.

     10.12(2) Excess Benefit Retirement Plan.

     10.13(5) Salary Continuation Agreement - Dennis M. Mullen.

     10.14(1) Modification  A of Term Loan,  Term Loan  Facility, and Seasonal Loan Agreement, dated as of January 26, 1995, between Agrilink and the Bank.

     10.15(1) Second Amendment to Non-Qualified Profit Sharing Plan.

     10.16(3) Modifications B - D of Term Loan, Term Loan Facility, and Seasonal Loan Agreement Between Agrilink and the Bank.

     10.17(4) Modifications E - F of Term Loan, Term Loan Facility, and Seasonal Loan Agreement Between Agrilink and the Bank.

     10.18(4) Equity Value Plan Adopted on June 24, 1996.

     10.19(4) Seasonal Loan Agreement Between Pro-Fac and the Bank Dated June 28, 1996.

     10.20(5) Modifications G - K of Term Loan, Term Loan Facility, and Seasonal Loan Agreement Between Agrilink and Bank.

     10.21(5) OnSite Services Agreement with Systems & Computer Technology.

     10.22(5) Raw Product Supply Agreement with Seneca Foods Corporation.

     10.23(5) Reciprocal Co-Pack Agreement with Seneca Foods Corporation.

     10.24(6) Modification L of Term Loan, Term Loan Facility, and Seasonal Loan Agreement between Agrilink and the Bank.

    10.25(6)  Second Supplemental Indenture dated November 10, 1997.

    10.26(6)  Amendment to Marketing and Facilitation Agreement.

    12        Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

    23.1(6)   Accountants' Consent Regarding the Agrilink Foods Employee Stock Purchase Plan

    23.2      Consent of Independent Accountants

    23.3      Consent of Independent Accountants

(1)  Incorporated by reference from Registration Statement No. 33-60273.

(2) Incorporated by reference from Registration Statement No. 33-56517, as amended.

(3) Incorporated by reference from the Registrant's 1995 Annual Report on Form 10-K.

(4) Incorporated by reference from the Registrant's 1996 Annual Report on Form 10-K.

(5) Incorporated by reference from the Registrant's 1997 Annual Report on Form 10-K.

(6) Incorporated by reference from the Registrant's 1998 Annual Report on Form 10-K.

(7) Incorporated by reference from the Registrant's 1998 First Quarter Report on Form 10-Q.

                                                                 19
ITEM 17.      UNDERTAKINGS

     1.  The Registrant hereby undertakes:

              (1) To file,  during any period in which offers or sales are being
                  made,  a   post-effective   amendment  to  this   registration
                  statement:

                   (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                   (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement;

                   (iii) To include any  material  information  with  respect to the plan of distribution not previously disclosed in the registrations statement or any material change in such information in the registration statement;

              (2) That, for the purpose of determining  any liability  under the
                  Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

              (3) To  remove  from  registration  by means  of a  post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

              (4) Insofar as indemnification  for liabilities  arising under the
                  Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                                                 20
                                   SIGNATURES



              Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly registration statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rochester, State of New York, on the 15th day September, 1998.


                                                PRO-FAC COOPERATIVE, INC.



                                           BY:        /s/ Earl L. Powers
                                                          Earl L. Powers
                                                   Vice President Finance and
                                                      Assistant Treasurer
                                                (Principal Financial Officer and
                                                  Principal Accounting Officer)


                                POWER OF ATTORNEY


              KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dennis M. Mullen and Earl L. Powers, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                                                                 21
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURE                 TITLE                           DATE


/s/    Bruce R. Fox            President and Director            August 19, 1998
      (BRUCE R. FOX)


/s/    Steven D. Koinzan       Treasurer and Director            August 19, 1998
      (STEVEN D. KOINZAN)


/s/    Tom R. Croner           Secretary and Director            August 19, 1998
      (TOM R. CRONER)


/s/    Dale W. Burmeister      Director                          August 19, 1998
      (DALE W. BURMEISTER)


/s/    Robert V. Call, Jr.     Director                          August 19, 1998
      (ROBERT V. CALL, JR.)


/s/    Glen Lee Chase          Director                          August 19, 1998
      (GLEN LEE CHASE)


/s/    Kenneth M. Dahlstedt    Director                          August 19, 1998
      (KENNETH M. DAHLSTEDT)


/s/    Robert DeBadts          Director                          August 19, 1998
      (ROBERT DEBADTS)


/s/    Kenneth A. Mattingly    Director                          August 19, 1998
      (KENNETH A. MATTINGLY)


/s/    Allan W. Overhiser      Director                          August 19, 1998
      (ALLAN W. OVERHISER)


/s/    Paul E. Roe             Director                          August 19, 1998
      (PAUL E. ROE)


/s/    Darell Sarff            Director                          August 19, 1998
      (DARELL SARFF)


/s/    Stephen R. Wright       General Manager                   August 19, 1998
      (STEPHEN R. WRIGHT)     (Principal Executive Officer)


/s/    Earl L. Powers          Vice President Finance            August 19, 1998
      (EARL L. POWERS)         and Assistant Treasurer
                              (Principal Financial Officer and
                               Principal Accounting Officer)
